EXHIBIT 99.1

AMARC ESTABLISHES INDIGENOUS SCHOLARSHIP FOR LAKE BABINE NATION AS PART OF DUKE AREA CLAIMS OPTION WITH PROSPECTOR RICHARD J BILLINGSLEY

September 5, 2023 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF) announces that it and well-known British Columbia minerals prospector Richard J (Dick) Billingsley (“Optioner”), have agreed to establish an indigenous scholarship as part of the terms of an option agreement (“the “Agreement”). Under the terms of the Agreement, Amarc may acquire from Mr. Billingsley a 100% interest in a group of mineral claims, covering some 2.34 km2, that are located internal to and near to the northern extent of the 678 km2 DUKE property.

Amarc CEO, Dr Diane Nicolson said, “We are very pleased with the outcome of our negotiations with Dick who has generously agreed that Amarc’s funding of the scholarship would satisfy an important part of the consideration to him for the transfer of these mineral claims to the Company. It is planned that Amarc, Mr. Billingsley and representatives from the Lake Babine Nation would participate in a scholarship awards committee. Education and training are a priority for Amarc.  We hope that local young people will benefit from this scholarship, acquiring additional knowledge and skills that will lead them to a career in mineral exploration or another rewarding field.”

Lake Babine Nation, Chief Murphy Abraham commented, “Lake Babine Nation invites and supports this scholarship program, and it’s one of many initiatives Diane and her team at Amarc have been working towards when it pertains to reconciliation. This will be a great opportunity for the next generation to further educate themselves in the field of mining exploration and/or other related fields. Much appreciation to Mr. Billingsley and Amarc for providing this opportunity which will help build the capacity Lake Babine needs to be able to sustain itself in the future of this industry."

Under the terms of the Agreement, Amarc can acquire 100% of these claims, subject to a 2% Net Smelter Returns royalty retained by the Optionor that is capped at $10 million, by issuing 200,000 Amarc shares (subject to a four month hold under Canadian securities rules) and making annual cash payments of $5,000 to the Optionor plus funding an annual scholarship for Indigenous students for a period of 10 years in the amount of $20,000 per year (total of 200,000 shares and $250,000 cash).

The Agreement is subject to TSX Venture Exchange approval and an earn-in right of Boliden Mineral Canada Ltd. (“Boliden”) on the DUKE District (see further details under About the DUKE District). Amarc is the project operator.

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Comprehensive 2022-2023 DUKE District Program

Extensive and widely spaced drilling in 2022-2023 by Amarc expanded the DUKE Deposit to a footprint of 650 m north-south by 800 m east-west.  The drilling also highlighted the potential for further expansion of the Deposit, delineation of zones of higher grade within it, and for discovery of additional mineralization within the surrounding mineralized system (see Amarc news release June 15, 2023). Highlights from this drilling as fully reported in Amarc’s news release June 15, 2023 include: 183 m of 0.43% CuEQ1 (0.31% Cu, 0.019% Mo, 0.07 g/t Au, 1.5 g/t Ag) in hole DK22009, 217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) in hole DK22010, 82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) in hole DK23022 and 36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) in hole DK23024. In addition, the Amarc crews remobilized in May and are well progressed with a program of extensive airborne and ground exploration surveys designed to assess 16 prioritized porphyry Cu-Au targets across the DUKE District to define targets for early 2024 drill testing (see Amarc news release May 17, 2023).

About the DUKE District

Amarc’s DUKE District is located 80 km northeast of Smithers within the Babine Region, one of the most mineralized porphyry belts in BC.  It hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Morrison Cu-Au deposit.  Significant potential exists for discovery of new large porphyry Cu deposits.  Infrastructure servicing the former mines and the very active forestry and exploration industries is nearby.  There is an extensive network of forest roads and much of the Duke District is road accessible.

Central to Amarc’s extensive DUKE District mineral tenure is the DUKE Cu-Mo-Au-Ag Deposit discovery, located 30 km north of the former Bell Mine.  Although explored historically, the extensive porphyry Cu system at the DUKE discovery was not fully delineated.  Many of the 21 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Au-Ag mineralization within a small portion of a robust, 4.7 km2 IP chargeability anomaly. In 2017 and 2018, Amarc completed seven core holes over an area measuring approximately 400 m north-south by 600 m east-west (see Amarc releases December 19, 2017 and June 12, 2018) at the DUKE Deposit, successfully intersecting porphyry copper-style mineralization to a vertical depth of 360 m.   The eighth hole, drilled one kilometre to the north within the 4.7 km2 sulphide mineral system, intersected similar porphyry Cu-Mo-Ag-Au mineralization.

In addition, Amarc has completed a comprehensive compilation of government and historical data over the entire 678 km2 DUKE District claim holdings.  This detailed scientific work has provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, and identified 16 previously unrecognized porphyry Cu deposit-scale targets with exciting potential (see May 6, 2020 news release). The databases compiled and leveraged for this work were extensive: they include data from the BC Geological Survey, Geoscience BC, numerous historical industry workers and Amarc. The targeting study covered an area 140 km by 110 km (15,400 km2). Datasets include >2,300 regional geochemical samples, 116,344 line-km of airborne magnetic and radiometrics, and 25,500 line-km of aerogravity.  Further information on the historical and Amarc’s modern exploration activities in the DUKE District are described in the Company’s DUKE Project 2020 Technical Report available on the website at https://amarcresources.com/projects/duke-project/technical-report/.

In November 2022, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies (see Amarc release November 22, 2022).  Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by funding $90 million exploration and development expenditures.

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1Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Au US$1,800.00/oz and Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag.

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About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person (“QP”) as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc’s Vice President, Exploration.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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